                                                                      NEWS RELEASE

For Immediate Release:

PARKERVISION REPORTS SECOND QUARTER AND SIX-MONTH 2013 RESULTS

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

JACKSONVILLE, Fla., August 8, 2013 – ParkerVision, Inc. (Nasdaq: PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today announced results for the three and six month periods ended June 30, 2013.

Second Quarter 2013 Business Highlights and Recent Developments

•

Filed motion for summary judgment on no invalidity and filed rebuttals to Qualcomm’s motion for partial summary judgment in patent litigation case that is scheduled for trial beginning October 7, 2013 in Orlando, Florida.

•	Continued collaboration with baseband partner and Asia-based mobile handset manufacturer on RF chipset solution.

•	Expanded product portfolio with introduction of three new RFIC products.

•	Ranked by The Patent Board® among the top 20 companies in the telecom and communications industry in the July 2013 Patent Scorecard analysis.

•	Awarded 7 new U.S. patents in the second quarter of 2013. As of June 30, 2013, the Company held 228 U.S. and foreign patents and had approximately 45 patent applications pending.

•	Completed the private placement of approximately 3.7 million shares of common stock at $3.80 per share, generating net proceeds of approximately $13.0 million.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “We continued to progress in our patent infringement litigation against Qualcomm in the first half of 2013, and feel strongly about the merits of our case as we move closer to the start of trial in October. The last of the pretrial motions and their rebuttals have been filed with the Court, and we await the rulings on these matters. Meanwhile, we continue working closely with our team of experts and litigators as we prepare to present our case to a jury.

“Although the Qualcomm litigation has consumed a meaningful amount of our time and resources, I am pleased to report that we have continued to advance several other key strategic growth initiatives. Our close collaboration with VIA-Telecom and a leading handset OEM on a 3G CDMA RF-baseband solution for use by the OEM is moving forward. The results of testing thus far have been encouraging. The chipset is significantly outperforming the technology that our solution aims to replace in reducing power consumption of the CDMA transmit function, while delivering CDMA compliant performance and reducing heat generation. In addition to the progress we are making in our chip commercialization efforts, we’re also pleased with the work done by 3LP Advisors pursuing business opportunities for our patented wireless innovations and our growing intellectual property portfolio.  Overall, we believe that the remainder of 2013 has the potential to be a period of significant success for ParkerVision and we look forward to sharing the details of these accomplishments as they occur.”

Second Quarter 2013 Financial Results

•

Net loss in the second quarter of 2013 was $7.1 million, or $0.08 per common share, as compared to a net loss of $5.1 million, or $0.07 per common share, for the second quarter of 2012. The year-over-year increase in net loss was the result of a $0.4 million increase in legal fees, primarily related to litigation, and a $1.2 million increase in non-cash share-based compensation expense.

•	Cash used for operations in the second quarter of 2013 was approximately $4.2 million as compared to $3.9 million during the second quarter of 2012.

Financial Results for the Six Months Ended June 30, 2013

•

Net loss for the six months ended June 30, 2013 was $13.6 million, or $0.16 per common share, as compared to a net loss of $9.1 million, or $0.13 per common share, for first six months of 2012. The year-over-year increase in net loss for the six months ended June 30, 2013 was the result of a $1.2 million increase in legal fees, primarily related to litigation, and a $2.6 million increase in non-cash share-based compensation expense.

•	Cash used for operations in the first six months of 2013 was approximately $9.1 million, as compared to $6.9 million during comparable period in 2012.

•	Cash and available for sale securities as of June 30, 2013 totaled $13.7 million, which does not include the proceeds from the recently completed offering.

Conference Call

The Company will host a conference call and webcast on August 8, 2013 at 4:30 p.m. Eastern to review its second quarter 2013 financial results. The conference call will be accessible by telephone at 1-877-561-2750, at least five minutes before the scheduled start time.  International callers should dial 763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference call will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary RF technologies which enable advanced wireless communications for current and next generation mobile communications networks. Its solutions for wireless transfer of radio frequency (RF) waveforms enable significant advancements in wireless products, addressing the needs of the cellular industry for efficient use of power, reduced cost and size, greater design simplicity and enhanced performance in mobile handsets as the industry migrates to next generation networks. ParkerVision is headquartered in Jacksonville, Florida.  For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2012 and the Form 10Q for the quarters ended March 31, 2013 and June 30, 2013. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:

Cindy PoehlmanLee Roth

Chief Financial OfficerorVice President

ParkerVision, Inc.The Piacente Group

904-732-6100, 212-481-2050,

(TABLES FOLLOW)

ParkerVision, Inc.

Summary of Results of Operations (unaudited)

	Three Months Ended		Six Months Ended
(in thousands, except per share amounts)	June 30,		June 30,
	2013	2012	2013	2012
Service revenue	$-	$-	$-	$-
Cost of sales	-	-	-	-
Gross margin	-	-	-	-

Research and development expenses	2,576	1,789	4,942	3,828
Marketing and selling expenses	426	363	823	758
General and administrative expenses	4,149	2,929	7,860	4,570
Total operating expenses	7,151	5,081	13,625	9,156

Interest and other income and interest expense	24	20	36	27

Net loss	$(7,127)	$(5,061)	$(13,589)	$(9,129)

Basic and diluted net loss per common share	$(0.08)	$(0.07)	$(0.16)	$(0.13)

Weighted average shares outstanding	88,437	74,582	85,906	71,094

Balance Sheet Highlights

Balance Sheet Highlights (in thousands)
	June 30, 2013	December 31,
	(unaudited)	2012
Cash and available for sale securities	$13,657	$8,340
Prepaid and other current assets	917	977
Property and equipment, net	361	404
Intangible assets, net	8,760	8,978
Other assets	22	21
Total assets	23,717	18,720

Current liabilities	1,992	2,142
Long term liabilities	26	58
Shareholders’ equity	21,699	16,520
Total liabilities and shareholders’ equity	$23,717	$18,720

###